

January 7, 2011

<u>Via Mail and Facsimile (212-983-3115)</u>

Angeleki Frangou
Chairman and Chief Executive Officer
Navios Maritime Acquisition Corporation
85 Akti Miaouli Street
Piraeus Greece 185 38

       Re: **Navios Maritime Acquisition Corporation**
              Form 20-F for the Fiscal Year Ended December 31, 2009
              Filed January 29, 2010
              File No. 1-33311
              Response Letter Filed January 4, 2011

Dear Ms. Frangou:

       We refer you to our comment letters dated November 4, 2010 and December 23, 2010 regarding business contacts with Iran. We have completed our review of this subject matter and have no further comments at this time.

                          Sincerely,

                          Cecilia Blye, Chief
                          Office of Global Security Risk

cc: Max Webb
       Assistant Director
       Division of Corporation Finance

       Todd Mason, Esq. (via facsimile)
       Mintz Levin